BANCOLOMBIA S.A. ANNOUNCES AUDIT COMMITTEE ELECTION

Medellín, Colombia,  April 26, 2011

Yesterday, the Board of Directors of BANCOLOMBIA S.A. reelected the following independent directors as members of the Audit Committee:

Alejandro Gaviria Uribe
Ricardo Sierra Moreno
Rafael Martinez Villegas

Mr. Gaviria Uribe will be the financial expert of the Committee.